MEDIA RELEASE

INSTITUTIONAL SHAREHOLDER SERVICES
RECOMMENDS IN FAVOUR OF IAMGOLD
TRANSACTION AND ADVISES AGAINST
HARMONY’S OFFER

Johannesburg, 24 November 2004: Gold Fields Limited (GFI: JSE and NYSE) today announced that Institutional Shareholder Services (“ISS”) has released a comprehensive report recommending that the company’s shareholders vote in favor of the proposed transaction with IAMGold Corporation (TSX:IMG; AMEX:IAG) (“IAMGOLD”) at the Gold Fields’ shareholder meeting on December 7, 2004.

With regard to the Harmony Tender offer, ISS also advised Gold Fields shareholders that: “based on the current offer level, the offer structure, and concerns over disclosure, we do not believe that the current offer is in the interest of GF shareholders”.

Ian Cockerill, Chief Executive Officer of Gold Fields, said: “We are pleased that ISS have recognised that the creation of Gold Fields International will unlock substantial value for shareholders. The Gold Fields Board is unwavering in its belief in the benefits, strategic rationale and value of the proposed transaction and urge shareholders to consider the advice of ISS.”

“We also welcome ISS’s advice to shareholders not to tender into Harmony’s coercive and value destroying bid for Gold Fields,” he added.

ISS had a number of concerns regarding the Harmony tender offer, including:

•	the “disruptive” nature of Harmony’s two-stage offer, which ISS states “is not in the best interests of Gold Fields’ shareholders”;

•	the offer consisting of Harmony’s “volatile” paper only: “the offer does not adequately reflect Gold Fields’ value”;

•	Harmony’s lack of disclosure as to its relationship with Norilsk: “a matter of concern to Gold Fields’ shareholders”; and

•	the “inconsistencies” in the reserve and resource information provided by Harmony: “reserve statements are highly market sensitive and restatements can have a large impact on Harmony’s share performance in the future”.

Exhibit 99.(a)(62)

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

In addition, ISS also stated that:

•	“The combination with IAMGold will allow Gold Fields to maintain a majority stake in its international assets without diluting its interest, thus creating a surge in value for Gold Fields and IAMGold shareholders alike”;

•	“The transaction will allow Gold Fields’ international assets to gain access to IAMGold’s higher value rating”; and

•	“The positive market reaction to the IAMGold transaction is evident in the 16% increase in the IAMGold share price since the deal was announced and 70% of the value released in the transaction will go directly to Gold Fields shareholders”.

ISS is widely recognized as the leading independent provider of proxy advisory services in the United States. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the world.

The Board and management of Gold Fields urges all shareholders to follow ISS’s clear advice and NOT tender into the Harmony early settlement offer and to vote FOR the IAMGold transaction.

ends

About Institutional Shareholder Services

Institutional Shareholder Services is the world’s leading provider of proxy voting and corporate governance services. Located in Rockville, Maryland, ISS provides proxy research, voting recommendations and governance advisory services to financial institutions and corporations worldwide. Founded in 1985, ISS has satellite offices in New York, Chicago, London, Toronto, Manila and Tokyo.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.